UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                   FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the plan year ended December 31, 2000


               or


          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ______ to _______

     Commission File Number: 0-6645

               A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          THE MANITOWOC COMPANY, INC. DEFERRED COMPENSATION PLAN

               B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                          THE MANITOWOC COMPANY, INC.
                              500 So. 16th Street
                              Manitowoc, WI 54220









                    There are no exhibits to this document.


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                              REQUIRED INFORMATION
                              --------------------

     The following financial statements and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

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




                          THE MANITOWOC COMPANY, INC.

                DEFERRED COMPENSATION PLAN FINANCIAL STATEMENTS

                       FOR THE PERIOD ENDING DECEMBER 31,





                                          2000               1999
                                    ------------       ------------

Cash & Equivalents                   $   195,487         $   23,779
Contribution Receivable                  174,495            196,937
Investment in Company Stock            6,769,383          8,503,842
Investment in Small Cap Fund             363,978                  0
Investment in S&P 500 Index Fund       1,540,459                  0
Investment in Equity Fund                501,545                  0
Investment in Bond Fund                  506,568                  0
Investment in Balanced Fund            3,591,410          5,584,367
                                    ------------       ------------

   Assets Available for
      Plan Benefits                  $13,643,323        $14,308,926
                                    ------------       ------------



Change in Assets Available for
Plan Benefits:


Opening Balance                      $14,308,926        $12,207,928
Interest Income                            5,657              1,318
Dividend Income                          176,820            267,941
Employee Contributions                 1,939,775          2,108,583
Employer Contributions                   241,851            196,937
Benefit Payments                      (1,439,802)        (1,267,754)
Fees                                     (33,908)           (22,241)
Realized Gain/(Loss)                     101,450             81,042
Unrealized Gain/(Loss)                (1,657,446)           735,172
                                    ------------       ------------

   Ending Balance of Assets
   Available for Plan Benefits       $13,643,323        $14,308,926
                                    ------------       ------------


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                                SIGNATURES
                                ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, The Manitowoc Company, Inc., which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 29th day of June, 2001.


                                          THE MANITOWOC COMPANY, INC.
                                          DEFERRED COMPENSATION PLAN

                                          /s/ Thomas Musial
                                          ---------------------------
                                          Thomas Musial


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